===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               -------------
                               SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)
                               -------------
                                EMCO LIMITED
                         (NAME OF SUBJECT COMPANY)

                                EMCO LIMITED
                    (NAME OF PERSON(S) FILING STATEMENT)

                               COMMON SHARES
                       (TITLE OF CLASS OF SECURITIES)

                                 290839109
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MARK F. WHITLEY
               VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                EMCO LIMITED
                                PO BOX 5252
                         LONDON, ONTARIO, N68 4L6
                               (519) 645-3929
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              With copies to:

       GRAHAM P.C. GOW, ESQ.                   KENNETH BLACKMAN, ESQ.
       MCCARTHY TETRAULT LLP          FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
            SUITE 4700                           ONE NEW YORK PLAZA
    TORONTO DOMINION BANK TOWER               NEW YORK, NEW YORK 10004
     TORONTO, ONTARIO M5K 1E6                      (212) 859-8000
          (416) 362-1812

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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


Item 6 is amended in its entirety to read as follows:

Item 6.   Interest in Securities of the Subject Company

          Except as set forth or incorporated by reference in this document, no transaction in Emco Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or by any executive officer, director or affiliate of the Company. The information set forth under the captions "Trading in Securities of Emco" and "Issuances of Securities of Emco" of the Directors' Circular is incorporated in this document by reference.

Details of purchases since December 30, 2002 under Emco's Employee Stock Purchase Plan and included under the captions "Trading in Securities of Emco" and "Issuances of Securities of Emco" of the Directors' Circular follow:

                                                                    PURCHASED
                                                                    FROM EMCO
                                                        PRICE       OR ON THE
                                                        PER EMCO    TORONTO
                                                        SHARE       STOCK
                     DATE OF            NUMBER OF       (CANADIAN   EXCHANGE
NAME                 PURCHASE           EMCO SHARES     DOLLARS)    ("TSX")
----                 --------           -----------     --------    --------
-------------------------------------------------------------------------
Walter D. LeGrow     Jan. 6, 2003         6.529         $12.96      TSX
                     Jan. 8, 2003        13.777         $12.28      Emco
                     Jan. 21, 2003        6.606         $12.85      TSX
                     Jan. 22, 2003       12.667         $13.36      Emco
                     Feb. 5, 2003         6.174         $13.71      TSX
                     Feb. 7, 2003        12.241         $13.36      Emco
                     Feb. 25, 2003        5.128         $16.50      TSX
                     Feb. 25, 2003       12.193         $13.82      Emco
-------------------------------------------------------------------------
Douglas E. Speers    Jan. 6, 2003        40.06          $12.96      TSX
                     Jan. 8, 2003        84.538         $12.28      Emco
                     Jan. 21, 2003       40.398         $12.85      TSX
                     Jan. 22, 2003       77.727         $13.36      Emco
                     Feb. 5, 2003        37.886         $13.71      TSX
                     Feb. 7, 2003        75.117         $13.36      Emco
                     Feb. 25, 2003       31.468         $16.50      TSX
                     Feb. 25, 2003       74.818         $13.82      Emco
-------------------------------------------------------------------------
Gordon E. Currie     Jan. 6, 2003        17.805         $12.96      TSX
                     Jan. 8, 2003        37.573         $12.28      Emco
                     Jan. 21, 2003       18.015         $12.85      TSX
                     Jan. 22, 2003       34.546         $13.36      Emco
                     Feb. 5, 2003        16.838         $13.71      TSX
                     Feb. 7, 2003        33.386         $13.36      Emco
                     Feb. 25, 2003       13.986         $16.50      TSX
                     Feb. 25, 2003       33.253         $13.82      Emco
-------------------------------------------------------------------------
Mark F. Whitley      Jan. 6, 2003        11.091         $12.96      TSX
                     Jan. 8, 2003        23.405         $12.28      Emco
                     Jan. 21, 2003       12.01          $12.85      TSX
                     Jan. 22, 2003       23.03          $13.36      Emco
                     Feb. 5, 2003        11.226         $13.71      TSX
                     Feb. 7, 2003        22.257         $13.36      Emco
                     Feb. 25, 2003        9.324         $16.50      TSX
                     Feb. 25, 2003       22.168         $13.82      Emco
-------------------------------------------------------------------------
Roger K. Hollyman    Jan. 6, 2003        14.466         $12.96      TSX
                     Jan. 8, 2003        30.528         $12.28      Emco
                     Jan. 21, 2003       14.637         $12.85      TSX
                     Jan. 22, 2003       28.068         $13.36      Emco
                     Feb. 5, 2003        13.681         $13.71      TSX
                     Feb. 7, 2003        27.126         $13.36      Emco
                     Feb. 25, 2003       11.364         $16.50      TSX
                     Feb. 25, 2003       27.018         $13.82      Emco
-------------------------------------------------------------------------
Bradford W. Latner   Jan. 6, 2003        11.351         $12.96      TSX
                     Jan. 8, 2003        47.905         $12.28      Emco
                     Jan. 21, 2003       11.485         $12.85      TSX
                     Jan. 22, 2003       44.045         $13.36      Emco
                     Feb. 5, 2003        10.735         $13.71      TSX
                     Feb. 7, 2003        42.566         $13.36      Emco
                     Feb. 25, 2003        8.916         $16.50      TSX
                     Feb. 25, 2003       42.397         $13.82      Emco
-------------------------------------------------------------------------
Jaap Burck           Jan. 6, 2003        11.87          $12.96      TSX
                     Jan. 8, 2003        25.048         $12.28      Emco
                     Jan. 21, 2003       11.97          $12.85      TSX
                     Jan. 22, 2003       23.03          $13.36      Emco
                     Feb. 5, 2003        11.226         $13.71      TSX
                     Feb. 7, 2003        22.257         $13.36      Emco
                     Feb. 25, 2003        9.324         $16.50      TSX
                     Feb. 25, 2003       22.168         $13.82      Emco
-------------------------------------------------------------------------
Richard J. Fantham   Jan. 6, 2003        17.798         $12.96      TSX
                     Jan. 8, 2003        39.138         $12.28      Emco
                     Jan. 21, 2003       18.765         $12.85      TSX
                     Jan. 22, 2003       35.985         $13.36      Emco
                     Feb. 5, 2003        17.539         $13.71      TSX
                     Feb. 7, 2003        34.777         $13.36      Emco
                     Feb. 25, 2003       14.568         $16.50      TSX
                     Feb. 25, 2003       34.638         $13.82      Emco
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


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the statement is true, complete and correct.





                                            EMCO LIMITED

Dated: March 4, 2003                        By: /s/ Mark F. Whitley
                                               --------------------------------
                                               Mark F. Whitley
                                               Vice President, General Counsel
                                               and Secretary